FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	July	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated July 12, 2005 (“Digical to Offer BlackBerry in Eight Caribbean Markets")

News Release dated July 12, 2005 (“E-Plus Introduces BlackBerry 7290 and BlackBerry Internet Service for Individuals and Small to Medium Sized Businesses")

Page No 3 3

Document 1

Maureen Rabbitt
Digicel Group
+ 1 876 361 2852 (Jamaica)
Maureen.rabbitt@digicelgroup.com

Jill Wallis
Cohn & Wolfe for Digicel
212-798-9837
jill_wallis@nyc.cohnwolfe.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

DIGICEL TO OFFER BLACKBERRY IN EIGHT CARIBBEAN MARKETS

Dynamic Caribbean Company Continues to Enrich Corporate Wireless Services

KINGSTON, JAMAICA and WATERLOO, ONTARIO: Digicel Group, the fastest growing mobile telecommunications company in the Caribbean, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to add BlackBerry®, a leading wireless platform, to Digicel’s corporate customer offerings throughout its expanding operations in the Caribbean. BlackBerry will be available in Aruba, Barbados, Cayman Islands, Curacao, Grenada, Jamaica, St Vincent & the Grenadines and St Lucia on Digicel’s popular GSM/GPRS network.

BlackBerry from Digicel will enable customers to increase productivity and efficiency in their working lives by easily accessing e-mail, text messaging, Internet, organizer and corporate data applications from a single, integrated device. This offering will be supported by Digicel’s award wining customer care standards. Furthermore Digicel customers will be able to roam with BlackBerry anywhere within the Digicel network* and enjoy the same level of service they have come to expect from Digicel.

According to Digicel Group Marketing Director Mr Ben Atherton: “We are delighted to be working with RIM. We are increasing our voice and data offerings to our corporate customers, and so are pleased to enrich our portfolio of wireless services with BlackBerry. Access on the move to corporate email and other applications is becoming just as important as receiving calls for this target. Our corporate customers will be able to enjoy easy-to-use and secure access to their information via the popular BlackBerry platform.”

“New and existing Digicel customers will be able to choose BlackBerry and enjoy the freedom and power of advanced wireless connectivity. BlackBerry offers the best mobile experience for users that want to access voice, email and data services from a single wireless device,” said Mark Guibert, Vice President, Corporate Marketing at RIM.

For corporate customers, BlackBerry Enterprise Server™ tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise™ enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data. For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device. BlackBerry is now available on wireless networks around the world with over three million subscribers using BlackBerry services today.

About Digicel

Since its launch in 2001, Digicel has become the fastest growing mobile telecommunications operator in the Caribbean. In four years, Digicel has become renowned for competitive rates, unbeatable coverage, superior customer care, a wide variety of products and services, and state-of-the-art handsets. By offering innovative mobile services and community support, Digicel has become a leading brand in the Caribbean and has placed the region at the cutting edge of mobile communications.

Digicel is incorporated in Bermuda and operates in eight countries including Aruba, Barbados, Curaçao, The Cayman Islands, Grenada, Jamaica, St. Lucia, St. Vincent and the Grenadines. Digicel’s agreement to acquire Cingular Wireless Caribbean, subject to regulatory approval, will expand it’s network to Bermuda, Anguilla, St. Kitts and Nevis, Antigua and Barbuda, and Dominica as well as strengthening Digicel’s market share in The Cayman Islands, Grenada, St. Lucia, Barbados and St. Vincent & the Grenadines, where Cingular’s customer base will transition to Digicel. It is the largest GSM mobile operator in the region and plans to extend its footprint into other Caribbean countries.

Visit www.digicelgroup.com for more information on Digicel.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

* Check with Digicel for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

July 12, 2005

FOR IMMEDIATE RELEASE

E-PLUS INTRODUCES BLACKBERRY 7290 AND BLACKBERRY INTERNET SERVICE FOR INDIVIDUALS AND SMALL TO MEDIUM SIZED BUSINESSES

Dusseldorf, Germany and Waterloo, Canada – E-Plus and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to introduce the BlackBerry 7290™ and BlackBerry Internet Service™ in Germany. Expanding upon the current BlackBerry Enterprise Solution™ offered by E-Plus, beginning in July, small and medium-sized companies and retail customers in Germany will be able to subscribe to BlackBerry Internet Service on the E-Plus network. With the push-based BlackBerry® service, email is automatically delivered to devices so that users can manage their email efficiently and easily while on the go.

The BlackBerry 7290 combines support for phone, email, text messaging, organizer, web and corporate data applications in a single device. The BlackBerry 7290 delivers an exceptional voice experience with quad-band support (operating on the GSM/GPRS 850/900/1800/1900 MHz frequencies) enabling domestic and international roaming*, and also features Bluetooth® support for use with wireless headsets and car kits. In addition, the BlackBerry 7290 features 32 MB flash memory and 4 SRAM, a bright LED backlight, as well as an optimized QWERTY keyboard for easy dialing and typing. The high-resolution screen displays crisp images with support for more than 65,000 colors, while offering superior battery life for optimal wireless performance.

For individuals and smaller businesses, BlackBerry Internet Service allows users to access up to ten corporate and/or personal email accounts (including Microsoft® Exchange, IBM Lotus® Domino and many popular ISP email accounts) from a single device.

“BlackBerry Internet Service is a hosted service that is the perfect solution for small companies or freelancers who want to remain connected to important communications and information, but might not have resources to implement a new server-based solution,” said Uwe Bergheim, Chief Executive Officer of E-Plus. “E-Plus is delighted to be working with RIM to offer our customers the many advantages of BlackBerry.”

“We are very pleased to work with E-Plus to expand their BlackBerry portfolio in Germany,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “BlackBerry Internet Service will extend the reach of BlackBerry to a wider range of customers through retail channels and the BlackBerry 7290 is an excellent choice for mobile professionals in businesses of any size.”

_________________

About E-Plus

With 9.65 million customers in March 2005, E-Plus is the third largest German mobile provider. E-Plus relies on profitable growth and focuses their activities on enterprise results. E-Plus targets at the profitable groups of enterprise and private customers.

In Germany, E-Plus is one of the leaders in mobile multimedia. With i-mode™, they offer a diverse mobile entertainment service for mobile phones.

E-Plus’ portfolio of services is getting broader with the introduction of UMTS (Universal Mobile Telecommunications System). E-Plus is one of the companies that are going to build up and provide a modern UMTS network in Germany within the next years.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: E-Plus
E-Plus Mobilfunk GmbH & Co. KG
Presse
Christiane Kohlmann
E-Mail: christiane.kohlmann@eplus.de
Tel. +49 - 211 - 448 4383
Fax +49 - 211 - 448 4777
www.eplus.de/presse

Media Contact: North America
Courtney Flaherty
Brodeur Worldwide for RIM
+1 212.771.3637
cflaherty@brodeur.com

Media Contact: Europe
Hotwire PR for RIM
+44 207 608 2500

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

*Please check with E-Plus for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	July 12, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller